540 Gaither Road, Suite 400

Rockville, MD 20850

February 7, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:  Todd Schiffman

Re:                             Cerecor Inc.

Registration Statement on Form S-3

Filed January 17, 2019

File No. 333-229283

Ladies and Gentlemen:

Cerecor Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-229283) effective as of 4:00 p.m. Eastern Time, Monday, February 11, 2019, or as soon thereafter as practicable. Please advise our corporate counsel, Andrew J. Gibbons at (919) 781-4000, of any questions.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CERECOR INC.

By:	/s/ Joseph Miller
	Name:	Joseph Miller
	Title:	Chief Financial Officer